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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:  DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTIONS 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   General Electric Company                     InSight Health Services Corp. (IHSC)                Director          X  10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                           -----------------  ------------------
           3135 Easton Turnpike                 14-0689340                   06/01
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
  Fairfield    Connecticut          06431                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (3-99)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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PAGE 1 OF 3
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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

-----------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    -------------------------

                                                                                                     Date           Expira-
                                                             --------------------------------------  Exer-          tion
                                                                                                     cisable        Date
                                                              Code    V        (A)        (D)
-----------------------------------------------------------------------------------------------------------------------------
Series C Convertible                   None          6/25/01  J(1)                       10,948     Immediately    None
Preferred Stock(1)
-----------------------------------------------------------------------------------------------------------------------------
Warrants(2)                            $10.00(3)    11/20/97  J(2)            15,000                Immediately(4) 11/20/07(5)
-----------------------------------------------------------------------------------------------------------------------------
Warrants(2)                            $8.875(3)    11/20/00  J(2)             5,000                Immediately(7) 11/20/10(5)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
   Common Stock      1,307,224      See Note 1       17,005(1)      D
------------------------------------------------------------------------------------------
   Common Stock         15,000(3)   See Note 2      270,000(6)      D
------------------------------------------------------------------------------------------
   Common Stock          5,000(3)   See Note 2      270,000(6)      D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

Explanation of Responses:

(1)  Effective June 25, 2001, General Electric Company ("GE") transferred
     10,948 of the 27,953 shares of InSight Health Services Corp. ("InSight")
     Series C Convertible Preferred Stock owned by it to GE Fund as a charitable donation. The Series C Convertible Preferred Stock is convertible into shares of the common stock, par value $.001 per share
     (the "Common Stock"), of InSight, and GE has retained a beneficial interest in 2,030,448 shares of Common Stock through its ownership of 17,005 shares of Series C Preferred Stock. Under its terms, the Series
     C Convertible Preferred Stock is also convertible, under certain conditions, into shares of Series D Convertible Preferred Stock. The
     Series D Convertible Preferred Stock, in turn, is also convertible into Common Stock. Both the 17,005 shares of Series C Convertible Preferred
     Stock and the shares of Series D Convertible Preferred Stock issuable upon conversion of such 17,005 shares of Series C Convertible Preferred
     Stock are convertible into 2,030,448 shares of Common Stock, subject to adjustment under certain circumstances.

SEE ATTACHMENT 1

                                                                                         /s/ Eliza Fraser, Esq.        July 10, 2001
                                                                                  -----------------------------------  -------------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                              Eliza Fraser, Esq., Associate Corporate Counsel,
Note: File three copies of this Form, one of which must be manually signed.      on behalf of General Electric Company
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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

                                  ATTACHMENT 1

NAME AND ADDRESS OF REPORTING PERSON:
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

ISSUER NAME AND TICKER OR TRADING SYMBOL:
InSight Health Services Corp. (IHSC)

Statement on Form 4 for 06/01

(Continuation of footnotes to Table II)

(2)  GE has been granted the right ("Right"), by virtue of its ownership of
     (i) at least a majority of the Common Stock or the Series C Convertible
     Preferred Stock or (ii) a portion of the Series D Convertible Preferred
     Stock, to elect or appoint at least one member of InSight's Board of Directors (the "GE Director"). In connection with the Right and in consideration of GE's willingness to furnish the services of the GE
     Director, InSight has granted GE the following warrants: (i) warrants to purchase up to 15,000 shares of Common Stock at an exercise price of $10.00 per share (the "Initial GE Director Warrants"), and (ii) warrants to purchase up to 5,000 shares of Common Stock at an exercise price of $8.875 per share (the "Additional GE Director Warrants").

(3) The exercise price and the number of Common Shares purchasable upon the exercise of each Initial GE Director Warrant and each Additional GE
     Director Warrant are subject to adjustment under various circumstances.

(4) The Initial GE Director Warrants vest cumulatively and are exercisable at the rate of 416.67 warrants each month commencing on November 20, 1997 until fully vested, so long as GE retains the Right.

(5) The Initial GE Director Warrants and the Additional GE Director Warrants expire earlier if the Right is terminated, subject to GE's right until the expiration date to purchase from InSight the Common Stock issuable upon exercise of any warrants which vest prior to such termination.

(6)  In connection with a recapitalization consummated by InSight on October
     14, 1997, GE acquired warrants to purchase up to 250,000 shares of Common Stock at an exercise price of $10.00 per share, subject to adjustment under various circumstances (the "Initial Warrants"). GE holds a total of 270,000 warrants to purchase Common Stock of InSight, comprised of the Initial Warrants, the Initial GE Director Warrants and the Additional GE Director Warrants.

(7) The Additional GE Director Warrants vest cumulatively and are exercisable at the rate of 416.67 warrants each month commencing on November 20, 2000 until fully vested, so long as GE retains the Right.

PAGE 3 OF 3